# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### January 28, 2015

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Globalstar, Inc.

### File No. 001-33117 - CF#31765

_____

Globalstar, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 6, 2014.

Based on representations by Globalstar, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 10.1 | through July 22, 2019 |
| Exhibit 10.2 | through May 1, 2018 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary